                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             MEEMIC HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   585135106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Victor T. Adamo
                     President and Chief Executive Officer
                           Professionals Group, Inc.
                            2600 Professionals Drive
                             Okemos, Michigan 48864
                                 (517)349-6500
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                    Copy to:
                             Brad B. Arbuckle, Esq.
                   Miller, Canfield, Paddock and Stone, P.L.C.
                       840 West Long Lake Road, Suite 200
                           Troy, Michigan 48098-6358
                                 (248)879-2000


                                August 30, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 585135106               13D                         PAGE 2 OF 21 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Professionals Group, Inc. /38-3273911
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF (See Item 3).
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Michigan
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0 (See Item 5).
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    5,203,139 (See Item 5).
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0 (See Item 5).
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    5,203,139 (See Item 5).
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,203,139 (See Item 5).
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]
     (See Item 5).
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     78.8% (See Item 5).
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     (See Item 3).
--------------------------------------------------------------------------------

CUSIP NO.  585135106              13D                         PAGE 3 OF 21 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    ProNational Insurance Company/38-2317569
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC, OO (See Item 3).
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Michigan
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    5,203,139 (See Item 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0 (See Item 5).
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    5,203,139 (See Item 5).
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 (See Item 5).
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,203,139 (See Item 5).
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]
     (See Item 5).
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     78.8% (See Item 5).
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC/CO (See Item 3).
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Pursuant to General Instruction C of Schedule 13D, the information called for by Items 2-6, inclusive, of Schedule 13D has been given with respect to the directors and executive officers of Professionals Group, Inc., a Michigan corporation ("Professionals Group"), and the directors and executive officers of ProNational Insurance Company, a Michigan stock insurance corporation and a wholly-owned subsidiary of Professionals Group ("ProNational").

Professionals Group disclaims beneficial ownership of any and all shares of "MHC Common Stock" (as hereinafter defined) beneficially owned by any director, officer or employee of Professionals Group or ProNational. The filing of this Statement on Schedule 13D shall not be construed as an admission that Professionals Group is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement on Schedule 13D.

ProNational disclaims beneficial ownership of any and all shares of MHC Common Stock beneficially owned by any director, officer or employee of Professionals Group or ProNational. The filing of this Statement on Schedule 13D shall not be construed as an admission that Professionals Group is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement on Schedule 13D.

Professionals Group and ProNational have been advised that each director, officer and employee of Professionals Group disclaims beneficial ownership of any and all shares of MHC Common Stock beneficially owned by Professionals Group or ProNational. The filing of this Statement on Schedule 13D shall not be construed as an admission that ProNational is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement on Schedule 13D.

Professionals Group and ProNational have been advised that each director, officer and employee of ProNational disclaims beneficial ownership of any and all shares of MHC Common Stock beneficially owned by Professionals Group or ProNational. The filing of this Statement on Schedule 13D shall not be construed as an admission that any director, officer or employee of ProNational is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement on
Schedule 13D.

No director, officer or employee of either Professionals Group or ProNational, acting in an individual capacity, may vote, or direct the voting of, any shares of MHC Common Stock beneficially owned by Professionals Group or ProNational. No director, officer or employee of either Professionals Group or ProNational, acting in an individual capacity, may dispose of, or direct the disposition of, any shares of MHC Common Stock beneficially owned by Professionals Group or ProNational. No director, officer or employee of either Professionals Group or ProNational, in an individual capacity, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of MHC Common Stock beneficially owned by Professionals Group or ProNational. Accordingly, no director, officer or employee of either Professionals Group or ProNational shall be deemed the beneficial owner of any shares of MHC Common Stock beneficially owned by Professionals Group or ProNational solely by virtue of the fact that he or she is a director, officer or employee of Professionals Group or ProNational.

ITEM 1.  SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, no par value per share ("MHC Common Stock"), of MEEMIC Holdings, Inc., a Michigan corporation ("MHC" or the "Issuer"). The principal executive offices of MHC are located at 691 North Squirrel Road, Suite 200, Auburn Hills, Michigan 48326.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c), (f): This Statement on Schedule 13D is being filed by Professionals Group, Inc., a Michigan corporation and the sole stockholder of ProNational. Professionals Group is an insurance holding company and its principal business and its principal executive offices are located at 2600 Professionals Drive, Okemos, Michigan 48864.

This Statement on Schedule 13D is also being filed by ProNational Insurance Company, a Michigan stock insurance corporation and a wholly-owned subsidiary of Professionals Group. ProNational is a property and casualty insurance company specializing in medical professional liability insurance and its principal business and its principal executive offices are located at 2600 Professionals Drive, Okemos, Michigan 48864.

The names of the directors and executive officers of Professionals Group and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule I is incorporated herein by reference.

The names of the directors and executive officers of ProNational and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on Schedule II hereto, which Schedule II is incorporated herein by reference.

(d), (e): During the last five years, neither Professionals Group nor ProNational has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Professionals Group and ProNational, during the past five years none of the persons listed in Schedule I or Schedule II hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Except as otherwise indicated in this Statement on Schedule 13D, 5,065,517 of the shares of MHC Common Stock reported as beneficially owned by Professionals Group and ProNational were acquired as of July 1, 1999 in connection with the conversion of Michigan Educational Employees Mutual Insurance Company, a Michigan domiciled specialty writer of personal automobile and homeowners coverages for teachers and other members of the educational community in Michigan ("MEEMIC"). Of these shares of MHC Common Stock, 2,302,209 were acquired upon the conversion of a promissory note issued by MEEMIC to ProNational on April 7, 1997. As of the date of conversion, the promissory note had a principal balance of $21,500,000 and accrued and unpaid interest of $1,522,090. Another 2,763,308 of these shares of MHC Common Stock were purchased for cash at a price of $10 per share.

The remaining 137,622 shares of MHC Common Stock reported as beneficially owned by Professionals Group and ProNational were acquired in open market purchases for an aggregate cost of $2,450,403.68 at average prices ranging from $14.37 per share to $19.77 per share.

The sources of the funds used to acquire all shares of MHC Common Stock reported as beneficially owned by Professionals Group and ProNational in this Schedule 13D were working capital and other of ProNational.

To the knowledge of Professionals Group and ProNational, and except as otherwise indicated herein: (i) all of the shares of MHC Common Stock reported as beneficially owned by the directors and executive officers of Professionals Group and the directors and executive officers of ProNational were purchased as of July 1, 1999 in connection with the conversion of MEEMIC for cash at a price of $10 per share; (ii) the sources of funds or other consideration used by each director or executive officer of Professionals Group to purchase the shares of MHC Common Stock beneficially owned by such person was personal funds; and (iii) the sources of funds or other consideration used by each director or executive officer of ProNational to purchase the shares of MHC Common Stock beneficially owned by such person was personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

The shares of MHC Common Stock reported as beneficially owned by each of Professionals Group and ProNational were acquired in connection with the conversion of MEEMIC in order to gain ownership control of MHC and MEEMIC and for purposes of investment.

The shares of MHC Common Stock reported as beneficially owned by the directors and executive officers of Professionals Group and by the directors and executive officers of ProNational were acquired in connection with the conversion of MEEMIC and for purposes of investment.

Except as otherwise described in this Schedule 13D, to the knowledge of Professionals Group and ProNational none of the directors and executive officers of Professionals Group, and none of the directors and executive officers of ProNational, have agreed to act together, or with Professionals Group or ProNational, for the purpose of acquiring, holding, voting or disposing of any equity securities of MHC.

Three of the six current directors of MHC, Victor T. Adamo, R. Kevin Clinton and Annette E. Flood are directors or executive officers of Professionals Group or ProNational. Professionals Group and ProNational have discussed with representatives of MHC the possibility of expanding the size of MHC's board of directors to ten and appointing representatives of Professionals Group and ProNational to fill the four board seats created by such expansion.

From time to time Professionals Group and ProNational may purchase or sell additional shares of MHC Common Stock in unsolicited market transactions at the prevailing market price or in privately negotiated transactions. Depending on the nature, frequency, timing, and other characteristics of such transactions (including the number of shares involved in such transactions, the price paid for such shares, and the number of record holders of MHC Common Stock remaining upon the completion of such transactions), such transactions (i) could cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (ii) could result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (iii) could result in an action similar to any of those enumerated in this paragraph.

The response to Item 6 of this Schedule 13D is incorporated herein by this reference.

                                    * * * * *

Except as described in this Item 4 or in Item 6 of this Schedule 13D, Professionals Group, ProNational, the directors and executive officers of Professionals Group, and the directors and executive officers of ProNational, jointly and severally, do not presently have any plans or proposals which relate to or would result in, (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction (such as a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer (including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of the Issuer); (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any material change in the business or corporate structure of the Issuer;
(g) any changes in the charter or bylaws (or instruments corresponding thereto) of the Issuer or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in this paragraph.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)      (i)     Professionals Group is the beneficial owner of 5,203,139 shares of MHC Common Stock, which constitute 78.8% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(i) as beneficially owned by Professionals Group includes all of the shares of MHC Common Stock reported as beneficially owned by ProNational. The number of shares of MHC Common Stock reported in this section (a)(i) as beneficially owned by Professionals Group does not include any of the shares of MHC Common Stock reported as beneficially owned by any director or executive officer of either Professionals Group or ProNational. The shares of MHC Common Stock reported as beneficially owned by ProNational have been attributed to Professionals Group because it is the sole stockholder of ProNational.

         (ii) ProNational is the beneficial owner of 5,203,139 shares of MHC Common Stock, which constitute 78.8% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(ii) as beneficially owned by ProNational does not include any of the shares of MHC Common Stock reported as beneficially owned by any director or executive officer of either Professionals Group or ProNational.

         (iii) Victor T. Adamo is the beneficial owner of 27,700 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(iii) as beneficially owned by Mr. Adamo includes 5,000 shares that could be purchased pursuant to certain stock options that vested and became exercisable on July 1, 2000, but does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (iv) Eliot H. Berg, M.D., is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(iv) as beneficially owned by Dr. Berg does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (v) Joseph C. Cauthen, M.D., is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(v) as beneficially owned by Dr. Cauthen does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (vi) R. Kevin Clinton is the beneficial owner of 112,500 shares of MHC Common Stock, which constitute less than 2% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(vi) as beneficially owned by Mr. Clinton includes 12,000 shares that could be purchased pursuant to certain stock options that vested and became exercisable on July 1, 2000, but does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (vii) John F. Dodge, Jr. is the beneficial owner of 1,744 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(vii) as beneficially owned by Mr. Dodge does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (viii) H. Harvey Gass, M.D., is the beneficial owner of 3,500 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(viii) as beneficially owned by Dr. Gass does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (ix) Richard P. Horsch, M.D., is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(ix) as beneficially owned by Dr. Horsch does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (x) Isaac J. Powell, M.D., is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(x) as beneficially owned by Dr. Powell does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xi) Ann F. Putallaz is the beneficial owner of 500 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(xi) as beneficially owned by Ms. Putallaz does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xii) William H. Woodhams, M.D., is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(xii) as beneficially owned by Dr. Woodhams does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xiii) Donald S. Young is the beneficial owner of 10,744 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(xiii) as beneficially owned by Mr. Young does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xiv) John O. Bashant is the beneficial owner of 2,500 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(xiv) as beneficially owned by Mr. Bashant does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xv) William D. Baxter is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(xv) as beneficially owned by Mr. Baxter does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xvi) Jeffrey L. Bowlby is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(xvi) as beneficially owned by Mr. Bowlby does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xvii) Annette E. Flood is the beneficial owner of 17,701 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(xvii) as beneficially owned by Ms. Flood includes 5,000 shares that could be purchased pursuant to certain stock options that vested and became exercisable on July 1, 2000, but does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xviii) John F. Lang is the beneficial owner of 1,250 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(xviii) as beneficially owned by Mr. Lang does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xix) Joseph O. Marker is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(xix) as beneficially owned by Mr. Marker does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xx) William P. Sabados is the beneficial owner of 17,700 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(xx) as beneficially owned by Mr. Sabados includes 5,000 shares that could be purchased pursuant to certain stock options that vested and became exercisable on July 1, 2000, but does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xxi) Darryl K. Thomas is the beneficial owner of 4,000 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of August 31, 2000. The number of shares of MHC Common Stock reported in this section (a)(xxi) as beneficially owned by Mr. Thomas does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xxii) Except as otherwise indicated in this section (a), to the knowledge of Professionals Group and ProNational no director or executive officer of Professionals Group, considered individually, beneficially owns any shares of MHC Common Stock.

         (xxiii) Except as otherwise indicated in this section (a), to the knowledge of Professionals Group and ProNational no director or executive officer of ProNational, considered individually, beneficially owns any shares of MHC Common Stock.

(b)      (i)     Professionals Group has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by it in the response to subsection (a)(i) of this Item 5. Professionals Group has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by it in the response to subsection (a)(i) of this Item 5.

         (ii) ProNational has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by it in the response to subsection (a)(ii) of this Item 5. ProNational has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by it in the response to subsection (a)(ii) of this Item 5.

         (iii) Mr. Adamo has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(iii) of this Item 5. Mr. Adamo has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(iii) of this Item 5.

         (iv) Dr. Berg has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(iv) of this Item 5. Dr. Berg has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(iv) of this Item 5.

         (v) Dr. Cauthen has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(v) of this Item 5. Dr. Cauthen has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(v) of this Item 5.

         (vi) Mr. Clinton has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(vi) of this Item 5. Mr. Clinton has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(vi) of this Item 5.

         (vii) Mr. Dodge has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(vii) of this Item 5. Mr. Dodge has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(vii) of this Item 5.

         (viii) Dr. Gass has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(viii) of this Item 5. Dr. Gass has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(viii) of this Item 5.

         (ix) Dr. Horsch has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(ix) of this Item 5. Dr. Horsch has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(ix) of this Item 5.

         (x) Dr. Powell has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(x) of this Item 5. Dr. Powell has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(x) of this Item 5.

         (xi) Ms. Putallaz has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by her in the response to subsection (a)(xi) of this Item 5. Ms. Putallaz has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by her in the response to subsection
(a)(xi) of this Item 5.

         (xii) Dr. Woodhams has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xii) of this Item 5. Dr. Woodhams has the power to dispose of, or to direct the disposition of, all of the shares of

MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xii) of this Item 5.

         (xiii) Mr. Young has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xiii) of this Item 5. Mr. Young has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xiii) of this Item 5.

         (xiv) Mr. Bashant has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xiv) of this Item 5. Mr. Bashant has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xiv) of this Item 5.

         (xv) Mr. Baxter has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xv) of this Item 5. Mr. Baxter has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xv) of this Item 5.

         (xvi) Mr. Bowlby has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xvi) of this Item 5. Mr. Bowlby has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xvi) of this Item 5.

         (xvii) Ms. Flood has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by her in the response to subsection (a)(xvii) of this Item 5. Ms. Flood has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by her in the response to subsection
(a)(xvii) of this Item 5.

         (xviii) Mr. Lang has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xviii) of this Item 5. Mr. Lang has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xviii) of this Item 5.

         (xix) Mr. Marker has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xix) of this Item 5. Mr. Marker has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xix) of this Item 5.

         (xx) Mr. Sabados has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xx) of this

Item 5. Mr. Sabados has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xx) of this Item 5.

         (xxi) Mr. Thomas has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xxi) of this Item 5. Mr. Thomas has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xxi) of this Item 5.

         (xxii) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (b), to the knowledge of Professionals Group and ProNational no director or executive officer of Professionals Group, considered individually, has the power to vote or to direct the voting of, or the power to dispose of or to direct the disposition of, any shares of MHC Common Stock.

         (xxiii) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (b), to the knowledge of Professionals Group and ProNational no director or executive officer of ProNational, considered individually, has the power to vote or to direct the voting of, or the power to dispose of or to direct the disposition of, any shares of MHC Common Stock.

(c)      Except as otherwise indicated in this subsection (c) or the response to
Item 3 of this Schedule 13D, it is believed that none of Professionals Group, ProNational, the directors and officers of Professionals Group, and the directors and officers of ProNational has personally effected any transactions in MHC Common Stock in the last 60 days.

                  List of Transactions Effected in Last 60 days

                                     Date of               Type of                 No. of                Price Per
             Name                  Transaction           Transaction               Shares                  Share
             ----                  -----------           -----------               ------                  -----
ProNational                     July 3, 2000              Purchase                 1,544                  $18.50

ProNational                     July 5, 2000              Purchase                  500                    18.56

ProNational                     July 6, 2000              Purchase                 1,363                   18.63

ProNational                     July 7, 2000              Purchase                 1,544                   18.56

ProNational                     July 10, 2000             Purchase                 2,029                   18.50

ProNational                     July 11, 2000             Purchase                 1,129                   18.39

ProNational                     July 14, 2000             Purchase                 1,029                   18.38

ProNational                     July 15, 2000             Purchase                  500                    18.38

ProNational                     July 20, 2000             Purchase                  200                    18.63

ProNational                     August 11, 2000           Purchase                53,619                   18.25

ProNational                     August 15, 2000           Purchase                31,688                   18.63

ProNational                     August 25, 2000           Purchase                 1,932                   19.77

ProNational                     August 30, 2000           Purchase                 1,721                   19.69


 (d)     (i)     Professionals Group has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by it in the response to subsection (a)(i) of this Item 5.

         (ii) ProNational has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by it in the response to subsection (a)(ii) of this Item 5.

         (iii) Mr. Adamo has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(iii) of this Item 5.

         (iv) Dr. Berg has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(iv) of this Item 5.

         (v) Dr. Cauthen has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(v) of this Item 5.

         (vi) Mr. Clinton has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(vi) of this Item 5.

         (vii) Mr. Dodge has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(vii) of this Item 5.

         (viii) Dr. Gass has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(viii) of this Item 5.

         (ix) Dr. Horsch has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(ix) of this Item 5.

         (x) Dr. Powell has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(x) of this Item 5.

         (xi) Ms. Putallaz has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by her in the response to subsection (a)(xi) of this Item 5.

         (xii) Dr. Woodhams has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xii) of this Item 5.

         (xiii) Mr. Young has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xiii) of this Item 5.

         (xiv) Mr. Bashant has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xiv) of this Item 5.

         (xv) Mr. Baxter has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xv) of this Item 5.

         (xvi) Mr. Bowlby has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xvi) of this Item 5.

         (xvii) Ms. Flood has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by her in the response to subsection (a)(xvii) of this Item 5.

         (xviii) Mr. Lang has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xviii) of this Item 5.

         (xix) Mr. Marker has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xix) of this Item 5.

         (xx) Mr. Sabados has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xx) of this Item 5.

         (xxi) Mr. Thomas has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xxi) of this Item 5.

         (xxii) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (d), to the knowledge of Professionals Group and ProNational no director or executive officer of Professionals Group, considered individually, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, any shares of MHC Common Stock.

         (xxiii) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (d), to the knowledge of Professionals Group and ProNational no director or executive officer of ProNational, considered individually, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, any shares of MHC Common Stock.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Professionals Group and Medical Assurance, Inc., a Delaware corporation, entered into a definitive Agreement to Consolidate dated as of June 22, 2000. The consolidation agreement provides for the consolidation of Professionals Group and Medical Assurance into a new holding company that is to be known as "Medical and Professionals Assurance, Inc." (the "Holding Company"). The consolidation, which is subject to certain insurance and anti-trust regulatory approvals and to shareholder approvals, is expected to be completed in early 2001.

Section 8.12 of the consolidation agreement states that the acquisition of more than 80% and up to 100% of the outstanding voting stock of MHC by Professionals Group prior to the completion of the consolidation, or by the Holding Company or its subsidiaries after the completion of the consolidation, would be beneficial as it would allow MEEMIC to become a consolidated subsidiary of the Holding

Company for federal income tax reporting purposes. Section 8.12 of the consolidation agreement also provides that for five years after the completion of the consolidation, the Holding Company will not sell or otherwise dispose of, and will not permit any subsidiary of the Holding Company to sell or otherwise dispose of, the common stock or business of MHC or any common stock of MHC owned beneficially, directly or indirectly, by the Holding Company, unless such sale or disposition has been approved by a special committee of the Holding Company's Board of Directors. Such special committee is to be composed of three directors of the Holding Company, and at least two of such directors must be non-management directors who were formerly directors of Professionals Group. In the event that the Holding Company's Board of Directors should desire to sell the business or common stock of MEEMIC, such special committee is to be appointed as provided in the By-Laws of the Holding Company and is to meet promptly to consider the advisability of selling or otherwise disposing of the business or common stock of MHC. Upon approval of such special committee, the Holding Company's Board of Directors shall have the authority to authorize the sale or other disposition of the business of MHC or any of the shares of common stock of MHC.

The Agreement to Consolidate dated as of June 22, 2000 by and between Medical Assurance, Inc., and Professionals Group, Inc. (including Exhibit A (Certificate of Incorporation of Medical and Professionals Assurance, Inc.); Exhibit B (Bylaws of Medical and Professionals Assurance, Inc.); and Exhibit C (Form of Company Stock Option Agreement)) was filed as Exhibit 2.1 to the Current Report on Form 8-K dated June 22, 2000 of Professionals Group that was filed with the Securities and Exchange Commission on June 30, 2000 (file no. 0-21223).

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         1. The Agreement to Consolidate dated as of June 22, 2000 by and between Medical Assurance, Inc., a Delaware corporation, and Professionals Group, Inc. (including Exhibit A (Certificate of Incorporation of Medical and Professionals Assurance, Inc.); Exhibit B (Bylaws of Medical and Professionals Assurance, Inc.); and Exhibit C (Form of Company Stock Option Agreement)) is incorporated herein by reference to Exhibit 2.1 of Professionals Group's Current Report on Form 8-K dated June 22, 2000 and filed with the SEC on June 30, 2000 (file no. 0-21223).

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                    Professionals Group, Inc.


Dated: September 7, 2000            By /s/ Victor T. Adamo
                                       -----------------------------------------
                                          Victor T. Adamo
                                    Its President and Chief Executive Officer


                                    ProNational Insurance Company


Dated: September 7, 2000            By /s/ Victor T. Adamo
                                       -----------------------------------------
                                             Victor T. Adamo
                                    Its President and Chief Executive Officer

                                   SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS OF PROFESSIONALS GROUP, INC.

The names, business addresses and present principal occupations of the directors and executive officers of Professionals Group, Inc. are set forth below. If no business address is given, the director's or executive officer's business address is 2600 Professionals Drive, Okemos, Michigan 48864. Unless otherwise indicated, the business address of each Professionals Group director or executive officer is also the business address of such person's employer, if any. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

DIRECTORS

NAME                                  PRESENT PRINCIPAL OCCUPATION AND ADDRESS
Victor                                T. Adamo President and Chief Executive Officer of Professionals Group. He is also
                                      Chairman, President and Chief Executive Officer of ProNational, the Chairman and a
                                      Director of MHC, and the Chairman and a Director of MEEMIC.

Eliot H. Berg, M.D.                   He is Board  certified  in surgery and  practices  on behalf of Segal and Berg,
                                      P.A., Hialeah, Florida.

Joseph C. Cauthen, M.D.               He is Board  certified  in  neurosurgery  and  practices on behalf of Joseph C.
                                      Cauthen, M.D., P.A., Gainesville, Florida.

R. Kevin Clinton                      Director and Vice President of  Professionals  Group. He is also a Director and the President of MHC and a Director and the President of MEEMIC.

John F. Dodge, Jr.                    He is engaged in the private practice of law in Grosse Pointe, Michigan.

H. Harvey Gass, M.D.                  He is a claims medical consultant to ProNational.

Richard P. Horsch, M.D.               He is a retired anesthesiologist.

Isaac J. Powell, M.D.                 He is an Associate  Professor in Urology in Department of Urology,  Wayne State
                                      University School of Medicine, Detroit, Michigan.

Ann F. Putallaz, Ph.D.                She is a Vice President and Director of Retirement Services of Munder Capital
                                      Management, Birmingham, Michigan, which is the investment advisor to The Munder Funds, a
                                      Maryland corporation and an open-end investment company registered under the Investment
                                      Company Act of 1940.

William H. Woodhams, M.D.             He is Board  certified  in family  practice  and his  practice  is  located  in
                                      Kalamazoo, Michigan.

Donald S. Young, Esq.                 He is a principal  of Dykema  Gossett  PLLC,  a law firm  headquartered  at 400
                                      Renaissance Center, Detroit, Michigan 48243.

EXECUTIVE OFFICERS

NAME                                  PRESENT PRINCIPAL OCCUPATION AND ADDRESS
William H. Woodhams                   Chairman.

Victor T. Adamo                       President and Chief Executive Officer.

Eliot H. Berg, M.D.                   Vice-Chairman.

Ann F. Putallaz                       Vice-Chairman.

R. Kevin Clinton                      Vice President

Annette E. Flood                      Vice President and Secretary.

John F. Lang                          Vice  President,  Treasurer,  Chief  Financial  Officer  and  Chief  Accounting
                                      Officer.
William P. Sabados                    Chief Information Officer.

                                   SCHEDULE II

        DIRECTORS AND EXECUTIVE OFFICERS OF PRONATIONAL INSURANCE COMPANY

The names, business addresses and present principal occupations of the directors and executive officers of ProNational Insurance Company are set forth below. If no business address is given, the director's or executive officer's business address is 2600 Professionals Drive, Okemos, Michigan 48864. Unless otherwise indicated, the business address of each ProNational director or executive officer is also the business address of such person's employer, if any. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

DIRECTORS

NAME                                  PRESENT PRINCIPAL OCCUPATION AND ADDRESS
Victor T. Adamo                       Chairman, President and Chief Executive Officer of ProNational. He is also
                                      President and Chief Executive Officer of Professionals Group, the Chairman and
                                      a Director of MHC, and the Chairman and a Director of MEEMIC.

John O. Bashant                       Senior Vice President,  Operations and Underwriting - North Central Region,  of
                                      ProNational.

William D. Baxter                     Chief Financial Officer and Treasurer of ProNational.

Jeffrey L. Bowlby                     Senior Vice President, Marketing Sales - North Central Region, of ProNational.

Annette E. Flood                      Secretary, Senior Vice President and Legal Counsel of ProNational.  She is also
                                      Vice President and Secretary of Professionals Group.

John F. Lang                          Senior Vice President of  ProNational.  He is also Vice  President,  Treasurer,
                                      Chief Financial Officer and Chief Accounting Officer of Professionals Group.

Joseph O. Marker                      Senior Vice President of ProNational.

William P. Sabados                    Chief  Information  Officer  of  Professionals  Group.  He is  also  the  Chief
                                      Information Officer of ProNational and of MEEMIC.

Darryl K. Thomas                      Senior Vice President, Claims - North Central Region, of ProNational.

EXECUTIVE OFFICERS


NAME                                  PRESENT PRINCIPAL OCCUPATION AND ADDRESS
Victor T. Adamo                       Chairman, President and Chief Executive Officer.

John O. Bashant                       Senior Vice President, Operations and Underwriting - North Central Region.

William D. Baxter                     Chief Financial Officer and Treasurer.

Jeffrey L. Bowlby                     Senior Vice President, Marketing & Sales.

Annette E. Flood                      Secretary, Senior Vice President and Legal Counsel.

John F. Lang                          Senior Vice President.

Joseph O. Marker                      Senior Vice President and Chief Actuary.

William P. Sabados                    Chief Information Officer.

Darryl K. Thomas                      Senior Vice President, Claims.